January 22, 2016

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarter Ended September 30, 2015

Filed November 5, 2015

File No. 001-09718

Dear Ms. Sullivan:

The PNC Financial Services Group, Inc. (PNC or the Company) hereby responds to your letter dated December 22, 2015 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (Form 10-K) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (Form 10-Q).

We appreciate your comments regarding our recent disclosures. Company management is responsible for the adequacy and accuracy of the disclosures in our filings. We acknowledge that staff of the Securities and Exchange Commission (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the Securities and Exchange Commission (Commission) from taking any action with respect to the Form 10-K or Form 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have repeated herein the comments in your letter (in italics) and provided responses thereto. We have added letters to the elements of your comments to facilitate your review of our responses. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 10-Q, as applicable.

STAFF COMMENT:

Consolidated Balance Sheet Review, page 11

Purchase Accounting Accretion and Valuation of Purchased Impaired Loans, page 13

1.	We note that effective December 31, 2015, pursuant to supervisory direction, you plan to change your derecognition policy for the purchased impaired loans acquired through the National City and RBC Bank acquisitions. You state that the result of this change will accelerate the derecognition of a pool’s recorded investment and associated allowance balance, but will not impact the net carrying values of the pools, accretion accounting, or result in additional provision for credit losses for the purchased impaired loans that are pooled. Additionally, you estimate that the recorded investment and associated allowance balances for your purchased impaired pooled consumer and residential real estate loans will each be reduced by $475 million, which you conclude is immaterial to your financial statements taken as a whole. Please respond to the following:

a)	Given that you do not remove a loan from a pool if you sell, foreclose or otherwise receive assets in satisfaction of the loan, or the loan is written off, it is unclear to us how your prior policy complied with ASC 310-30-40-1.

RESPONSE:

As we discuss in more detail below, we believe that our historical accounting for consumer Purchased Credit Impaired (PCI) loans was appropriate under generally accepted accounting principles (GAAP). We believe this accounting was a reasonable implementation of, and consistent with the principles underlying, ASC 310-30. Additionally, under our historical accounting and as explained below, loans are removed from a pool at their carrying amount consistent with ASC 310-30-40-11 and ASC 310-30-40-2.2

Background:

On December 31, 2008, PNC acquired National City Corporation (NCC) and recognized a portfolio of consumer PCI loans of approximately $10 billion.3 Due to the size of the NCC acquisition, PNC undertook a concerted effort to develop a robust accounting and cash flow estimation process for PCI loans. To help in accomplishing these objectives, PNC engaged a third party software firm which specializes in loan accounting system implementations and whose systems are used by multiple banks, and worked with our independent auditor.

PNC elected to aggregate homogenous consumer PCI loans into accounting pools based on common risk characteristics as permitted by ASC 310-30-15-6.4 PNC maintains the pools as “units of account,” conceptually treating each pool as a single asset for accounting purposes.

Estimates of expected cash flows over the life of each pool are calculated at the loan level and then aggregated to the pool level to determine a pool’s total expected cash flows. These are then discounted at the pool’s effective yield to determine the amount of allowance for loan and lease losses (ALLL) and the carrying value (i.e., recorded investment, or RI5, less ALLL) of the pool. Interest income for the pool is subsequently recognized (accreted) by applying the effective interest rate of the pool to the carrying value

[1]	40-1 “Once a pool of loans is assembled, the integrity of the pool shall be maintained. A loan shall be removed from a pool of loans only if either of the following conditions is met:

a. The investor sells, forecloses, or otherwise receives assets in satisfaction of the loan.

b. The loan is written off.

A refinancing or restructuring of a loan shall not result in the removal of a loan from a pool.”

[2]	40-2 “A loan removed from a pool in accordance with the preceding paragraph shall be removed at its carrying amount.”
[3]	On March 2, 2012, PNC acquired approximately $1 billion of consumer PCI loans from RBC Bank (USA), which we also accounted for on a pool basis. The accounting for these loans was similar to the NCC loans. As of December 31, 2015, our consumer PCI loans had an aggregate carrying value of only $3.1 billion.
[4]	15-6 “For purposes of applying the recognition, measurement, and disclosure provisions of this Subtopic for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool … .”
[5]

RI represents the initial investment of a purchased impaired loan measured at fair value plus interest accretion and less any proceeds. RI excludes any valuation allowance which is included in the ALLL.

of the pool. Proceeds (including cash or assets received upon “exit events”6) received by PNC for loans within a PCI pool are applied to reduce the pool’s RI. When ALLL is not required, we adjust the effective interest rate of the pool when the net present value (NPV) of expected cash flows increases above the pool’s carrying value, in accordance with ASC 310-30-35-10(b)7.

Effective December 31, 2015 pursuant to supervisory direction, we changed our derecognition policy for consumer PCI loans prospectively due to the immaterial impact of retrospective adoption. See our response to Staff comment b) for additional information.8 This change, upon implementation, resulted in the derecognition of RI and ALLL each by $468 million and, as indicated in our Form 10-Q disclosures, had no impact to provision as the net losses within the pools had already been reserved for.

Compliance with ASC 310-30-40-1

As disclosed in our Form 10-K, “Upon final disposition of a loan within a pool (e.g., payoff, short-sale, foreclosure, etc.), the loan’s carrying value [emphasis added] is removed from the pool and any gain or loss associated with the transaction is retained in the pool’s recorded investment”,9 as a cost basis adjustment (CBA).10 We established this policy in line with the requirements of ASC 310-30-40-2, which states “A loan removed from a pool in accordance with the preceding paragraph [ASC 310-30-40-1] shall be removed at its carrying amount [emphasis added].”

Upon the occurrence of a payoff, sale, short-sale, or foreclosure, PNC achieved the objectives of ASC 310-30-35-1511, ASC 310-30-40-1 and ASC 310-30-40-2 by removing loans from the pool at their carrying values (i.e., the individual loan’s RI less a portion of the pool ALLL allocated to the loan) without affecting the pool’s effective interest rate since a CBA was established for any cash flow shortfall or excess over the carrying value. In order to adhere to the integrity of the pool concept, which is integral to pool accounting under ASC 310-30, our methodology did not consider realization of these gains or losses to be individually identifiable events that should be accounted for outside of the pool, or drive an accounting event such as a charge-off, as we considered these to be pool events similar to other recurring loan transactions such as the receipt of cash in the normal course. We believed that to do otherwise (i.e., recognize individual gains or losses for each exit event instead of retaining them as CBAs in the pool) would diminish the integrity of the pool and change the yield of the pool. Furthermore, ASC 310-30 does not specify that charge-offs should be recognized upon removal of a loan’s carrying amount.

[6]	Exit events include pay-off, sale, short-sale, foreclosure, or write-off. Loans that have experienced an exit event are hereafter referred to as “exited” loans. As of December 31, 2015, and pursuant to supervisory direction, we also consider loans that have been charged-off in our source servicing system and have nominal collateral values or future expected cash flows (i.e., are considered uncollectible) as exited loans.
[7]	35-10(b) “[If] [t]here is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, the investor shall:

1. Reduce any remaining valuation allowance (or allowance for loan losses) for the loan established after its acquisition for the increase in the present value of cash flows expected to be collected

2. Recalculate the amount of accretable yield for the loan as the excess of the revised cash flows expected to be collected over the sum of the initial investment less cash collected less write-downs plus amount of yield accreted to date.”

[8]	From discussions with our supervisor, we understand that there is diversity in practice among registrants in how PCI loans are removed from their respective pool and how the pool’s yield is increased based upon, among other things, different applications of ASC 310-30-35-15 and ASC 310-30-40-1.
[9]	Note 4 Purchased Loans page 142.
[10]	As further described below a CBA is used to maintain the integrity of the pool and thereby retain the effective interest rate of the pool.
[11]	35-15 “If a loan is removed from a pool of loans, the difference between the loan’s carrying amount and the fair value of the collateral or other assets received shall not affect the percentage yield calculation used to recognize accretable yield on the pool of loans.”

In our June 2014 and September 2015 meetings with the Staff, we outlined how we focused on the key principles within ASC 310-30 in establishing our PCI loan accounting. In doing this, we needed to apply our judgment when evaluating how to align and balance certain parts of the standard that have stated objectives that are not easily aligned, while also appropriately reflecting the economics of the pool. Specifically, we balanced the concepts of the integrity of the pool, maintaining the effective yield, and removing an exited loan from its pool. Accordingly, we did not consider it necessary to remove an exited loan’s entire RI from the pool. We have, however, removed an exited loan’s full carrying value from a pool’s carrying value by utilizing a CBA for any excess or shortfall in proceeds between the settlement amount and the carrying value of the loan.

To illustrate our rationale in balancing the key principles in ASC 310-30 consider a basic scenario where there is a pool of consumer PCI loans and we are assessing the accounting for a single reporting period:

•	Loan 1 was removed from the pool at an amount less than its RI (i.e., the exit event resulted in a “shortfall” and a charge-off for that portion of the loan RI was recorded); and

•	Loan 2’s expected cash flows increased by an amount equivalent to Loan 1’s shortfall.

At the end of the period, the pool’s total expected cash flows and economics remain unchanged as the loss in cash flows from Loan 1 is offset by the increase in expected cash flows from Loan 2. An accounting methodology where a loan’s RI is removed from the pool (in this example through a charge-off) rather than its carrying value does reflect a change in economics of the pool – the effective yield of the pool is increased to account for the benefit of increased cash flows from Loan 2 even though, on the whole, the loan pool’s total expected cash flows have not changed. While the guidance in ASC 310-30-40-1 may have been met, the guidance in ASC 310-30-35-15 was not met as the pool’s yield increased.

In considering how to balance these parts of the literature along with ASC 310-30-40-2 and noting that ASC 310-30 does not specify how the carrying value of a loan should be removed from the pool, we would have recorded a CBA for the shortfall. Under this methodology, in the example above the carrying value of Loan 1 would be removed and there would be no increase in yield as the increase in Loan 2’s expected cash flows equaled the CBA.12

STAFF COMMENT:

b)	Please advise, or provide us with an analysis as to how you concluded this policy was not material to your prior period consolidated financial statements.

RESPONSE:

As noted above, we believe our historical accounting was acceptable under ASC 310-30. As disclosed in our September 30, 2015 Form 10-Q, RI and ALLL related to PCI consumer loans (i.e., CBA’s) that have been paid-off, sold, short-sold, or foreclosed, or are considered uncollectible (i.e., exited loans) will be derecognized. Although ASC 310-30 does not prescribe a partial derecognition methodology or require that a pool be derecognized before all expected cash flows are realized,13 we believe applying a partial derecognition policy prospectively to our pools is also acceptable under ASC 310-30 and better aligns our accounting with supervisory direction.

[12]	In the event Loan 2’s increase in expected cash flows was less than the cash flow shortfall of Loan 1, ALLL would have been recorded for the difference.
[13]	35-5 “This Subtopic does not address when an investor should record a direct write-down of an impaired loan.”

55-2 – The Example presents the write-off of the uncollectible investment in the loans receivable at the end of the loan’s term.

We evaluated and discussed with our independent auditor the impact of implementing this accounting change and concluded the change is not material, as per the guidance in Sections M and N in Topic 1, Financial Statements of the Staff Accounting Bulletin Series. In reaching our conclusion, we considered both quantitative and qualitative factors. Based upon the total mix of information available to investors, as well as our historical consumer PCI loan disclosures, we concluded the change was not material and would not reasonably alter the information available to and the judgment of a reader of our financial statements.

Our materiality analysis compared our historical accounting methodology to our new methodology assuming we had implemented the change at the beginning of the period presented. The quantitative portion of our materiality analysis is included below.

(in millions)	Year Ended December 31, 2015			Year Ended December 31, 2014			Year Ended December 31, 2013
Derecognition Amount	$468			$553			$310
Consolidated Balance Sheet Items				As reported	Pro- forma	% Change	As reported	Pro- forma	% Change

Total assets				$345,072	$345,072	—	$320,192	$320,192	—
Total loans				$204,817	$204,264	(0.3)%	$195,613	$195,303	(0.2)%
Total consumer lending				$76,449	$75,896	(0.7)%	$78,468	$78,158	(0.4)%
Total PCI loans (RI)				$4,858	$4,305	(11.4)%	$6,106	$5,796	(5.1)%
Total ALLL*				$3,331	$2,778	(16.6)%	$3,609	$3,299	(8.6)%
Net loans				$201,486	$201,486	—	$192,004	$192,004	—
ALLL to total loans ratio*				1.63%	1.36%	(0.27)%	1.84%	1.69%	(0.15)%
ALLL to total nonperforming loans ratio				133%	111%	(22)%	117%	107%	(10)%

Consolidated Income Statement Items**	As reported	Pro- forma	% Change	As reported	Pro- forma	% Change	As reported	Pro- forma	% Change

Net interest income	$8,278	$8,290	0.1%	$8,525	$8,535	0.1%	$9,147	$9,156	0.1%
Total revenue	$15,225	$15,237	0.1%	$15,375	$15,385	0.1%	$16,012	$16,021	0.1%
Provision for credit losses	$255	$284	11.4%	$273	$292	7.0%	$643	$715	11.2%
Total noninterest expense	$9,463	$9,463	—	$9,488	$9,488	—	$9,681	$9,681	—
Income before income taxes and noncontrolling interests	$5,507	$5,490	(0.3)%	$5,614	$5,605	(0.2)%	$5,688	$5,625	(1.1)%
Net income	$4,143	$4,132	(0.3)%	$4,207	$4,201	(0.1)%	$4,212	$4,172	(0.9)%

*	We have disclosed the impact of the change in our accounting policy on these items in our September 30, 2015 Form 10-Q.
**	There was no impact to provision at the date of the accounting methodology change. These pro-formas reflect the estimated immaterial impact of our change in pool accounting methodology.

While certain financial statement line items and ratios derived therefrom have a higher pro forma impact, the disclosure of the ALLL related to the loan pools and other PCI loan disclosures over time and our consideration of the following qualitative factors support our conclusion that this accounting change was not material:

1.	Precise measurement versus the degree of imprecision

The change in methodology accelerates the timing for pool derecognition. ASC 310-30 is not prescriptive on when the pools should be derecognized. Accordingly, the exact timing of when a pool should be partially or fully derecognized is a matter of judgment and inherently subject to imprecision.

As the determination of when a pool should be derecognized is not precise, PNC’s proposed change in policy for derecognition of the PCI loan pools represents a change in judgment informed by supervisory guidance. We believe that this fact supports that the change in our accounting methodology is not material.

2.	Masked changes in earnings or other trends

The change to earnings, as outlined in the preceding table, ranged from .1 to .9 percent and, therefore, application of our historical accounting did not mask changes in earnings or earnings trends.

Given the level of detailed credit disclosures on consumer PCI loans and our loan portfolios that we provide in both our footnotes and Management’s Discussion and Analysis (MD&A), as well as specific Tables within MD&A on the weighted average life and accretable difference sensitivity of PCI loans14, we believe a reader had sufficient information to evaluate our earnings and other trends both with and without consumer PCI loans. Additionally, as further discussed in 9. Impact on key ratios, we provided the amount of ALLL and loan balances attributable to consumer PCI loans so that a reader could understand the impacts of these items to our consolidated asset quality metrics. We believe that these facts support that the change in our accounting methodology is not material.

3.	Hide a failure to meet analysts’ expectations

The change to earnings would not have hidden a failure to meet analysts’ expectations due to the immaterial amount of the change.

We disclosed our anticipated change in our accounting policy in our June 30, 2015 Form 10-Q and the estimated impact of the change in our accounting policy in our Q3 2015 earnings release and analysts conference call, as well as in our September 30, 2015 Form 10-Q. After our earnings release and filing our 10-Qs, as part of our normal outreach to sell side and buy side analysts we highlighted these disclosures. Furthermore, at the Barclays Conference in September and the BancAnalysts of Boston Conference in November, we again highlighted these disclosures with many of our largest investors and analysts. To our knowledge, our analysts and investors have not expressed any significant concerns. Our transparency demonstrates that we have not attempted to hide a failure to meet analysts’ expectations. Accordingly, we believe that this supports that the change in our accounting methodology is not material.

4.	Changed loss to income or vice versa

PNC would continue to have net income in the prior years after considering the estimated impact of our change in accounting.

5.	Segment Impact

Approximately 93% of the consumer PCI loans impacted by this change are in our Non-Strategic Assets (NSA) Portfolio, which is reported as a separate segment, and for which PNC is following a run-off strategy. As such, we believe that this supports that the change in our accounting

[14]	See “Table 11: Weighted Average Life of the Purchased Impaired Portfolios” and “Table 13: Accretable Difference Sensitivity – Total Purchased Impaired Loans” in our Form 10-Q.

methodology is not material as investors are primarily focused on our ongoing core operating business segments (Commercial & Institutional Banking, Retail Banking, Asset Management Group and Residential Mortgage Banking).

6.	Compliance with regulations and loan covenants

We believe both our historical accounting and our new accounting methodology are acceptable under GAAP. Additionally, we are not aware of any loan covenant impacts that would occur based on this accounting change.

7.	Effect on incentive compensation

There is no impact on incentive compensation.

8.	Concealment of unlawful transactions

There have been no unlawful transactions.

9.	Impact on key ratios

The change would have impacted our asset quality ratios, including our total coverage ratio and our ALLL to NPL ratio, among others. Within our prior period ALLL rollforward (for example, please see “Table 68: Rollforward of Allowance for Loan and Lease Losses and Associated Loan Data” in our Form 10-Q), we provided our consolidated Ratio of the allowance for loan and lease losses to total loans, as well as the ALLL and loan amounts for consumer PCI loans so that a reader could understand the impacts of these consumer PCI items on our asset quality metrics. Additionally, we also disclosed the total ALLL to nonperforming loans excluding the ALLL allocated to consumer loans and lines of credit not secured by residential real estate and purchased impaired loans (see page 39 of our Form 10-Q). We believe users of our financial statements had sufficient information to understand the impacts to key ratios of PCI accounting.

STAFF COMMENT:

c)	To the extent you concluded your prior policy was not in accordance with ASC 310-30-40-1, tell us how you considered any impact to your prior conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

RESPONSE:

As discussed above, we believe that our prior policy complied with ASC 310-30-40-1 as we removed PCI consumer loans that experienced exit events from their pools at the loans’ carrying amounts. Additionally, our use of CBAs and related ALLL allowed us to comply with ASC 310-30 in its entirety. We also believe that our new accounting methodology is in accordance with ASC 310-30. Furthermore, as we believe the impact of the accounting change is immaterial, such change if previously implemented would not have affected our prior conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

*    *    *    *    *

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Greg Kozich, Senior Vice President and Controller, at 412-762-0790, or JJ Matthews, Director of Finance Governance Oversight and Policy, at 412-762-7546.

Sincerely,

/s/ Robert Q. Reilly

Robert Q. Reilly

Executive Vice President and Chief Financial Officer

The PNC Financial Services Group, Inc.